BERKADIA
Annual Statement as to Compliance
For the Year Ended December 31, 2015
Morgan Stanley Capital I Inc. Commercial Mortgage Pass-Through Certificates
Series 2012-C5
Pursuant to Section 13.9 of the Subservicing Agreement governing the referenced transaction (the "Servicing Agreement"), I hereby attest that:
i.
A review of the activities and performance of Berkadia as Subservicer during the period has been made under my supervision.
ii.
To the best of my knowledge, based on such review, Berkadia as Subservicer has fulfilled, in all material respects, its obligations under this Subservicing Agreement throughout the period and no default by the Subservicer under the Subservicing
Agreement has occurred and is continuing.
Berkadia,
/s/ Mark E. McCool
Mark E. McCool
President
February 10, 2016
Inv. 222 Lib. A